Filed by Mountain Crest Acquisition Corp. IV

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40562

Subject Company: CH AUTO INC. and CH-AUTO TECHNOLOGY CORPORATION LTD

The following article is translated from communication originally made available in Chinese by CH-AUTO TECHNOLOGY CORPORATION LTD on the website of 21st Century Business Herald on May 16, 2022.

Introductory remark: Genes cannot be changed. In Qiantu Motor, it is still engineers who “build cars.” In this new journey, the test will be how far these engineers have “evolved” their understanding of capital and car building in this tumultuous age.

Exclusive dialogue with Lu Qun, founder of Qiantu Motor: “In the past, we had a superficial understanding of importance of capital, but now we are ever more determined to build cars.”

Reporter: He Fang and Zuo Maoxuan in Beijing

After being silent for nearly three years, Lu Qun and his Qiantu Motor are again in the spotlight.

On May 3, 2022, Qiantu Motor held an online live broadcast called “The River Gets Warm in Spring (meaning the signal of positive changes).” Lu Qun, founder and CEO of Qiantu Motor, announced the launch of “private customization” service for K50. Different from traditional customization, the customization of K50 manifests in the industry as lightweight composite materials and rapidly iterative “scale personalized customization.”

Beside Lu Qun, several K50s embedded with the “Amethyst” Dragonfly LOGO are particularly eye-catching. This customized model with the purple color of Tsinghua University as the keynote has been specially designed for certain Tsinghua alumni investors, in order to express Lu Qun’s appreciation to those alumni for their capital injection at a critical moment in 2021.

It is worth noting that the night before, Qiantu Motor officially announced that the parent company CH-AUTO TECHNOLOGY CORPORATION LTD. (“CH-AUTO”), and Mountain Crest Acquisition Corp. IV entered into a definitive merger agreement on April 30, 2022. According to a press release issued on May 2, 2022, the entire transaction is expected to close by the end of this year, and at that time, CH-AUTO will become a company listed on Nasdaq, with Qiantu Motor constituting an important part of its assets, with an initial equity value of CH-AUTO around US$1.25 billion.

At this point, Qiantu Motor started again.

It has been nearly four years since the launch of Qiantu K50 on August 8, 2018. What has Qiantu Motor experienced during this period? On May 5, 2022, the reporters from 21st Century Business Herald had the first exclusive online interview with Lu Qun, hoping to find out more details on how Qiantu Motor got out of the predicament and started again.

“At the beginning of 2020, our business was in a state of stagnation. Due to the COVID-19 pandemic, the production shutdown lasted for almost two years. We began to mobilize and resumed production in November 2021. The operation of the company was on-hold, with neither production nor sales activities, and the company went through a very painful two years.” On May 5, Lu Qun commented when connecting with the 21st Century Business Herald at Qiantu Motor’s Suzhou plant.

Qiantu Motor is one of the earliest new car manufacturers in China that received dual qualifications,1 and it launched an electric car very early on. Looking back, what are the reasons for the failure of Qiantu Motor?

“There are many reasons, but I think the most essential reason is that we, or to be precise myself, had a very superficial understanding of capital market at the time.” Faced with this question, Lu Qun was blunt, and obviously he had carefully thought through his answer.

“In addition to the pandemic in 2020, the entire investment community turned cold on new energy vehicles in 2019. Even when the capital market was very enthusiastic about new energy vehicles in 2017 and 2018, we failed to raise a lot of money. We have our own financing team. However, I did not take care of it myself. I did not pay special attention to it, nor did I fully understand the concept of capital. I used to believe that if we have powerful technology, capital will automatically follow, which now seems very naive.” Lu Qun added.

[1]	Dual qualifications refer to (1) registration with the Development and Reform Commission of PRC (“NDRC”) for production projects by automobile manufacturers, and (2) qualification for automobile manufacturing enterprises approved by the Ministry of Industry and Information Technology (“MIIT”).

Indeed, 2019 was the watershed of the first wave of new car manufacturers in China. The huge investment and high losses put down the interest from capital market, and the power of capital also drove the new car manufacturing forces into different directions in the first stage of the knockout competition.

That year, Li Bin, the founder of NIO and the leader of China’s new forces in car manufacturing, was called “the most miserable person in 2019.” NIO recorded loss of RMB11.2 billion, and its stock price fell to US$1 and was on the edge of delisting. In order to cut costs, a large number of employees were laid off. Li Bin looked for money everywhere. It was not until the capital injection from the Hefei government the following year that NIO came out of “intensive care.”

In fact, like NIO, almost all the new car manufacturing forces encountered the capital winter that year, and Qiantu Motor is one of them. “As the company’s business operation continues to suspend, a large number of problems were gradually be exposed. The lack of funds has profound impact. In the past two years, we have devoted ourselves to one thing – to find working capital to solve the problem.” To this end, Lu Qun moved his family from Beijing to Suzhou, and it became his life focus to look for funds everywhere.

“Did you regret going to car manufacturing during the hardest time? Have you ever thought of selling Qiantu Motor? Do you have a deeper understanding of car manufacturing?” Facing the reporter’s question, Lu Qun commented, “I never regret going to this industry. Looking back now, we are more determined about building cars.”

Li Bin also said at the hardest time, don’t underestimate the courage and boldness of a person who has fallen and got up. However, after standing up, the general environment facing Lu Qun and Li Bin has changed a lot: the leading new car manufacturers have established their foothold, and the pandemic, lack of chips, soaring raw material prices, and unpredictable black swan events all brought challenges to the global automobile industry.

So, where is Qiantu Motor’s opportunity for a new start?

“Electrification and intelligence are not enough to subvert the automotive industry. Instead, changes in the manufacturing end are subversive. Materials are the foundation of manufacturing, and when materials change, everything will change. This is our opportunity.” Lu Qun emphasized.

“Private customization is not a slogan. It is actually an evolution in the production method based on the underlying technology of materials. The so-called new materials refer to materials that have not previously been used in automobiles, but are now applied to automobiles. New materials correspond to new structural design, mechanical structure, technological process, maintenance method and customization method, etc.”

The conversation with Lu Qun lasted for more than two hours. During the process, during which the “ups and downs” of Li Bin and NIO were brought up on several occasions. At that time, even if the ES8 car was criticized as a “semi-finished product,” Li Bin chose to seize the opportunity. Looking back, his decision seems to be the exact choice of an entrepreneur with thorough understanding of capital, amid the vast majority of entrepreneurs who failed to build their businesses.

If the previous Lu Qun and his team were defined as car engineers who singularly focused on building cars, after going through this round of baptism, how should they be defined?

Zhang Lei, the founder of Hillhouse, wrote in his book “Value,” “There is only one moat in the world, that is, entrepreneurs continue to innovate and keep creating long-term value and build a dynamic and open ecological moat. The most important is to understand the era background and ecological environment in which the company is positioned.”

In fact, genes cannot be changed, and it is still engineers who “build cars” in Qiantu Motor. After starting again, the test will be how much these engineers have “evolved” in their understanding of capital and car building in this tumultuous age.

Struggle

As a matter of fact, Lu Qun and Qiantu Motor had a good start. Qiantu Motor is among one of the group of car manufacturers in China that obtained “dual qualifications” required for mass production of automobiles in China.

Qiantu Motor was officially established in February 2015. In the same month, Qiantu Motor’s Suzhou plant began its construction with an initial investment of more than RMB2 billion. In April 2018, Qiantu Motor became the sixth enterprise in China that received “dual qualification” issued by the National Development and Reform Commission and the Ministry of Industry and Information Technology. On August 8, 2018, Qiantu Motor launched its first EV model, K50, a two-seater electric coupe with the initial price of RMB680,000.

According to Lu Qun, the premium pricing of K50 was to position K50 and “Qiantu” as a high-end EV brand in China, similar to the market positioning of Tesla’s Roadster and NIO’s EP 9.

Riding on its booming development in 2018 and adhering to its brand mission of “going ahead of the world,” Qiantu Motor opened a brand experience store “Qiantu station” in Sanlitun, Beijing.

However, Qiantu Motor’s struggle began in 2019, when it was forced to suspend its operations due to poor liquidity and lack of working capital. Qiantu Motor’s production plant was suspended in early 2020 and its operations also came to a standstill. At times, it was brought to court by former employees for unpaid wages.

Looking back at 2019 and 2020, although a few companies such as NIO, XPENG Motors and Li Auto achieved impressive operating results, more automobile companies like Qiantu experienced difficulties due to lack of capital resources. Some of these companies exited the market at that time, while others are still struggling even till today. Qiantu Motor is one of the companies struggling to keep afloat.

“For the past two years, we have been struggling to find a solution to our funding problem,” said Lu Qun. During this period, Lu Qun spent most of his time in Suzhou, where Qiantu Motor’s factory is located, to negotiate with potential investors and local governments.

In 2021, Qiantu Motor launched the T-round financing from Tsinghua alumni and Tsinghua Alumni Association. Despite of the new financing, Qiantu Motor still needs more funds, and the proposed De-SPAC transaction is to gain access to capital markets in the United States to raise capital for its continuous survival.

Lu Qun and Qiantu Motor are eager for a second chance of success after its struggle. Qiantu Motor plans to launch its K20 model in the second half of 2022. “During the past few years, we have gained a deeper understanding of the company’s operations and learned how to solve the existing problems and improve in the future. The past experience has turned out to be helpful,” Lu Qun said.

In fact, Lu Qun himself hit rock bottom with Qiantu Motor in 2019. Lu Qun received professional training in the automobile industry, compared with all the leaders of new generation of automobiles, such as Li Bin, He Xiaopeng, and Li Xiang who came from Internet industry, and Shen Hui, Ding Lei, and Zhang Hailiang who had background in traditional automobile industry.

Lu Qun is an engineer with a straightforward career experience. After graduating from Tsinghua University with a degree in automotive engineering in 1990, he joined Beijing Jeep and prided himself for participating in the self-owned brand project developed by the early Chinese automobile joint venture from 1996 to 2003. In 2003, Lu Qun left Beijing Jeep and founded a design company, Great Wall Huaguan, which provided full-process vehicle design, development and services for vehicle manufacturers.

With the prosperity of the Great Wall Huaguan, Lu Qun and his partners decided to design and manufacture a new automobile. In 2010, Great Wall Huaguan set up an electric vehicle division and devoted every effort to tackle the core technology of electric vehicles. In February 2015, Great Wall Huaguan established a wholly-owned subsidiary, Qiantu Automobile (Suzhou) Co., Ltd., focusing on the research and development, production, sales and service of electric vehicles. Great Wall Huaguan has since developed from an automobile design company to an emerging automobile group company. As of today, Lu Qun’s WeChat profile picture is still a classic model of Great Wall Huaguan.

Looking at Lu Qun’s WeChat Moments, in almost every first day of a new year, he has forwarded Southern Weekly’s New Year’s message of 1999- “there is always a force that makes us cry”.

“It’s for remembrance. If you have to associate it with automobile manufacturing, it’s about idealism.” Lu Qun told reporters as why he reposted it every year. Lu Qun was recently reading a book, the work of American cognitive psychologist Stephen Pinker titled “The Enlightenment of the Present.” The book’s inspiration for him on the road to building a car is to return to common sense.

Despite of his distinguished background and highlight moment of the Great Wall Huaguan, Lu Qun became “infamous” due to labor disputes during Qiantu’s struggle in 2019, and as of today, he is still restricted from certain luxury consumption in China. Could Lu Qun lead Qiantu Motor out of the slump? The tumultuous story of Lu Qun and Qiantu, to a certain extent, has more practical significance for the traditional automobile manufacturers that are also experiencing business transition.

Of course, on the way to rebuild again, Lu Qun always needs to face the question: can Qiantu come on top of its past struggle and again take upon the brand mission of “going ahead of the world”? Can “Qiantu station” return to Sanlitun, Beijing? Can its dragonfly logo break out of this niche market? In the end, after missing past opportunities, can Qiantu Motor successfully manage its future development?

Capital

Seizing the opportunity, financing, listing, and building cars according to the logic and rhythm of capital are the important reasons for “Weixiaoli” (i.e., NIO, XPENG and Li Auto) to survive the epidemic in 2020. Financing is not the strength of the veterans who have left the traditional auto industry to start their own businesses.

“The failure to realize the importance of capital” is reflected in an important aspect, that is, in the management of timing in building a car, the engineer’s mindset had the upper hand. K20 did not mass-produce as scheduled in 2019, which is a fatal failure for Qiantu Motor.

K50 is obviously not a model designed to sell in large quantities, and it cannot bring substantial revenue for the company. In Qiantu Motor’s roadmap, K20, the second mass-produced car by Qiantu Motor, should be the main model. However, K20 did not launch in 2019 as planned. At the same time, Qiantu Motor’s financial problems continued to intensify.

“At that time, we were not sensitive to the understanding of capital and capital’s requirement for milestones and timing. Therefore, when some technical indicators of K20 did not fully meet our expectations, we spent too much time perfecting it, reworking it, going over and over again, trying to make a relatively perfect product. This kind of thinking is a typical engineer’s mindset, not a capitalist’s mindset. It is this kind of mindset that has led to K20 not being put into production in time.” Lu Qun told the reporter of the 21st Century Business Herald.

As a proud automotive engineer, Lu Qun’s understanding of capital can also be seen from his circle of friends. At that time, Lu Qun once forwarded an article on Tesla and posted it on his WeChat Moments - the success of Tesla and Alibaba illustrates that one should let capital become the supporter of technology, and cannot let technology to serve capital. This was his understanding of capital back then.

In fact, it is an important strategic judgment for new car manufacturers to decide whether to polish the products and technologies to an extent that they are mature enough and then release them to the market, or release the 80%-ready products to the market earlier, and then optimize the products through improvement and iteration.

“We thought that if there were too many defects as a new brand, it would have a catastrophic impact, so we made a trade-off at that time. Today, it seems that this trade-off is wrong.” Lu Qun said.

Previously, there was a saying in the car manufacturing industry that the capital threshold for making new cars was RMB20 billion, but the financing ability of Qiantu Motor was not outstanding. In April 2018, Lu Qun said in an interview with a reporter from the 21st Century Business Herald at the first Qiantu Motor’s experience store in Sanlitun, Beijing (later closed due to financial problems), “The entire equity financing of Qiantu Motor is in the size of one or two billion or so. The scale of debt financing is not expected to be large.”

But Lu Qun was very optimistic about Qiantu Motor’s funding situation at the time. “After using up these funds, Qiantu Motor obtained the ‘dual qualification,’ built a completely modern factory, and developed products to the extent that they are certified to be marketed. The products of the subsequent two platforms have also been developed to a considerable level. We have enough money to satisfy our needs.” Obviously, Qiantu Motor has misjudged the scale of capital needed to build cars.

Even if a model is developed and launched to the market, a lot of capital investment is required for marketing, channel construction, and subsequent product development. However, most of the new car manufacturers cannot quickly generate substantial revenue. In this case, they can only place their hopes on the capital market.

However, car manufacturing is a capital-intensive industry that requires large capital investment with a long return period, and capital has limited patience. Around 2018 and 2019, when the first batch of vehicles made by these new car manufacturers entered the market, the electric vehicle market at that time was far from being as hot as it is today, with a series of product problems, huge losses, and fading investment enthusiasm. It was not easy to obtain new investment.

In the past two years, Lu Qun has been reflecting on the reasons for Qiantu Motor’s troubles and his judgment on capital. “There is indeed a difference between traditional automobile manufacturing thinking and capital thinking. Traditional automobile manufacturing is an industry that makes money by selling cars, and the sense of urgency for capital and time is not so strong. What we should reflect on is why we did not prepare well in advance, why we did not reserve more funds, and why we did not let K20 generate positive cash flow soon enough.” Lu Qun said.

From the perspective of capital, IPO is the main channel of capital realization for new car manufacturers. Listing is a double-edged sword, but it is also a road that must be taken.

At present, the three leading domestic new automobile manufacturers that have successfully gone public are “Weixiaoli.” Although NIO’s stock price fell sharply at the initial stage of listing, after 2020, the three companies’ business conditions improved and were once sought after in the secondary market.

It is worth mentioning that, unlike other new car manufacturers, Qiantu Motor’s car-making project was born out of Great Wall Huaguan, a company previously listed on the New Third Board in China.

In 2015, Great Wall Huaguan was officially listed on the National Equities Exchange and Quotations (NEEQ). Since its listing on the NEEQ in 2015, Great Wall Huaguan has successfully raised funds for five times, raising a total of RMB 2.12 billion, mainly for the research and development of Qiantu Motor. However, after Great Wall Huaguan’s listing, it suffered losses year after year due to the Qiantu Motor. From 2015 to 2018, the losses of Great Wall Huaguan were RMB 21.75 million, RMB 98.44 million, RMB 216 million and RMB 610 million, respectively.

The emergence of the Science and Technology Innovation Board in China has allowed Qiantu Motor to see opportunities in the secondary market. In 2019, Great Wall Huaguan delisted from the NEEQ to prepare for the listing on the Science and Technology Innovation Board.

“At that time, Great Wall Huaguan performed very well on the NEEQ, quickly becoming an innovation-level enterprise, and also raised some money. But then the NEEQ lacked liquidity, and our pace of development did not match the pace of development of the NEEQ, so we decided to delist because we wanted to go to the Science and Technology Innovation Board.” Talking about why he was delisted from the NEEQ back then, Lu Qun said.

However, it backfired, and it is not easy for automotive OEMs to list on the Science and Technology Innovation Board. In the past two years, there have been several new car manufacturers trying to get listed on the Science and Technology Innovation Board, but none of them have succeeded so far.

In fact, Qiantu Motor is not the first company that hopes to go public through a merger with a special purpose acquisition company. Faraday Future went public in July last year through a merger with a special purpose acquisition company (SPAC). However, due to the fact that the product has not yet been launched into the market and its financial situation is not good, its share price has fallen sharply recently.

So far, funds are still the key to Qiantu Motor’s progress. Whether Qiantu Motor can survive through listing is still the top priority.

Opportunity

Although the progress of T-round financing and IPO plan has alleviated the financial pressure of Qiantu Motor to some extent, it is still faced with many challenges. The coming K20, the second mass production model, is the key to whether it can “turn the tide.”

Although K20 is the main model of Qiantu Motor, from the concept car released before, K20 is a two-door two-seat coupe, which is still targeting a niche market in the eyes of the public.

From Lu Qun’s point of view, from the manufacturing supply side, K20 embodies the ultimate technical direction of automobile electrification, namely, lightweight and good power performance; from the consumer side, only the young people’s market can bring an increase in volume. Young people like to be fun, good-looking, fashionable, individual and different.

As a matter of fact, there are some differences between the strategies of Qiantu Motor and the mainstream new car manufacturers. “Weixiaoli” have put its main strategy focus in the field of autonomous driving, while Lu Qun hopes to make greater breakthroughs in new materials.

In November last year, with the T-round financing, the Suzhou factory of Qiantu Motor resumed production. At that time, Qiantu Motor released the “three new plans” in terms of technology R&D and application - new materials, new energy, and new intelligence.

“I don’t think that electrification itself is revolutionary. However, due to the energy consumption requirements of electric power, lightweight is promoted, and then the application of new materials leads to a new revolution. This revolution is initiated by electric power, but at the end of day, it is the revolution of materials, which is the revolution of manufacturing.” Lu Qun told the reporter of the 21st Century Business Herald.

In addition, Qiantu Motor also launched an exclusive customized business model. The customization strategy of Qiantu Motor is divided into three levels: customized product configuration, one-to-one customization and participation in initial vehicle design of vehicles.

Lu Qun said that the new generation of consumers pursue personalization and have individual needs for customization. This demand is not a niche market, but a “mass market.” “Regarding the material, the new material is no longer steel. Due to the low melting point of aluminum, it can be molded in a semi-fluid state in large quantities, and the mold is very cheap. In this case, there is an opportunity to mass-produce cars without standardization. The structural design and process design are adapted, and then recombined. A large number of personalized requirements can be involved in the DIY process. Now it seems that there is a chance to meet the need.”

Although Qiantu Motor has been bleak in the past two years, the management and core team have never given up. “To be honest, we are not reconciled, not because of “saving face,” but because we feel that we are doing the right thing. There are opportunities for this to succeed. We have not done a good job in some areas, but we can correct it. Our understanding of capital may still be not enough, but our understanding of the automobile industry is not only not superficial, but really forward-looking.” Lu Qun emphasized.

At present, it is not easy for Qiantu Motor to enter the main track of market competition and get a place. In addition to capital and products, the supply chain challenges faced by the industry, brand image reconstruction, and company operation optimization are all the problems that Qiantu Motor needs to face.

Making cars is really a marathon on a muddy road. After two years of dormancy, Lu Qun has a new understanding of car making. Lu Qun and his team are serious and persistent. But this time, there is really not much time left for Qiantu Motor.

The following is an excerpt from the exclusive interview with Lu Qun by the 21st Century Business Herald reporter on May 5, 2022, with some edits:

“21st Century Business Herald” (hereinafter referred to as “21st Century”): It has been nearly four years since the launch of the Qiantu K50 on August 8, 2018. What has Qiantu Motor experienced during this period?

Lu Qun: After the K50 was launched, we were mainly engaged in sales activities. But at that time, we are not quite fully prepared. We only sold 193 units from K50’s initial release on August 8, 2018 to December 2019. Considering K50 is a two-door, two-seater supercar, the price of RMB686,800 was quite challenging for a Chinese auto brand. I personally think the sales were generally okay, not so dismal for such a niche market.

At the beginning of 2020, we had to shut down our manufacturing activities. At that time the Covid-19 epidemic started and the shutdown lasted for almost two years. We regrouped in October 2021 and the production resumed in November of that year. The company had been in a state of stagnation for almost two years. There was no production or sales. The past two years was very painful for the whole company.

If the company continues to suspend, a large number of problems will gradually be exposed and then break out, and the funds will be cut off, which will have a detrimental impact. Therefore, we have been really focusing on raising capital in the past two years.

“21st Century”: Has the problem of unpaid wages of employees been solved now?

Lu Qun: It is being resolved in an orderly manner. For the past two years, we’ve been trying to raise fund to solve this issue.

“21st Century”: Qiantu Motor is one of the earliest enterprises with dual qualifications, and it launched an electric sports car very early. Looking back, what would be the reasons for the previous failure of Qiantu Motor?

Lu Qun: There are many reasons, but I think the most essential one is that we had very limited understanding of the capital market. First of all, building a car requires capital. It is not possible to raise a significant amount of capital in a short period of time relying on the thinking of traditional automobile manufacturing. By selling cars, a healthy positive cash flow can be formed.

For people in the automotive industry, when they talk about development, they really mean to seize the market. But for capital market, the shorter the time is, the less the risk there are, while investment is catching the balance between return and risk.

In addition to the epidemic in 2020, the entire investment community turned cold on new energy vehicles in 2019. With this background, although others received funding, we were unable to raise the amount of money we needed. Even when the capital market was very enthusiastic about new energy vehicles in 2017 and 2018, we did not raise a lot of money.

We have our own financing team, but in fact, I didn’t take care of it myself, and I didn’t pay special attention to it, and I even didn’t fully understand the concept of the entire capital markets. In the past, my mentality was “if we have powerful technology, capital will automatically follow,” but now it seems very naive.

“21st Century”: The new product release is very critical. Why was the K 20 not launched as scheduled by the end of 2019, that is, before the epidemic?

Lu Qun ; Since 2019, our funding has been a problem. At that time, we were not sensitive to the capital and its requirements for rhythm and time. Therefore, when some of the technical indicators of K20 did not fully meet our ideal expectations, we spent too much time perfecting it, reworking it, and over and over again, trying to make a relatively perfect product. This kind of thinking is a typical engineer thinking, not capitalism’s thinking. This kind of thinking deviation caused K20 to not be put into production in time.

At that time, we hoped to come up with a “95-point” product, but because of the pursuit of more than 95 points, K20 was delayed. If a product with an “80 points” was taken out and brought to the market earlier, and we then continued to improve and iterate, it may not be right. For a new brand, if there are too many defects, I am afraid it will bring catastrophic impact.

So, we made a trade-off, and now it looks like the trade-off was not that wise. If K20 were to be released in time, it our situation might be different.

“21st Century”: In the past, the understanding of capital was too superficial, so do you think you have sufficient understanding of car building? What new understanding do you have about building a car?

Lu Qun: In the past two years, while we have changed and corrected our original incorrect understanding of capital, we have also looked at the market and our peers. We have become more determined on the matter of building a car. We were right from the beginning, and today we are more determined. This is true. The new materials corresponding to electrification and the personalized requirements of consumers for new consumption all prove that our initial forward-looking view was correct. We believe that this is something worth holding on to and the right thing to do.

“21st Century”: At this stage, has the problem of Qiantu Motor’s funding been solved?

Lu Qun: I believe if we take the right path, have a correct understanding, and find a connection point, people will be more willing to invest in Qiantu, and in return we will respect the investors’ opinions more. It will be a win-win. We are still short of cash and are the way to raise more funds for our operations. The good thing is that our cognition has changed completely, which makes it easier for us to have a dialogue with the capital and investors.

“21st Century”: At present, the entire industry is facing multiple challenges such as soaring raw material prices for power batteries, chip shortages, and supply chain pressure brought by the epidemic. Do you think that your company can withstand the challenges and trials of this round?

Lu Qun: In the past two years, we have re-optimized our management, and we have gone through various difficult rectifications for the problems we encountered before, such as the operations of the entire market, product development, etc. We have experienced an extreme hardship during the past two years. So, when a new crisis arises, I believe we will be in better position thanks to the adjustments made in advance.

“21st Century”: Starting anew, facing the current competition, where do you think the future opportunities are? What are the main challenges?

Lu Qun: I never think there is a so-called window of opportunity in this industry. We believe that this industry is constantly improving, and consumers are constantly having new demands for cars, and the demands are constantly improving and upgrading. As long as it is not static, and as long as we can seize the upgrade of the next demand, better meet the needs that are not met today, and the technology continues to improve and then become competitive, there will always be opportunities for us. I think the opportunity is always there, and there is no so-called “window of opportunity.”

“21st Century”: Qiantu Motor mentioned “three new plans” at the level of technology research and development and application – new materials, new energy, and new intelligence. Is this the core competitiveness of Qiantu Motor in the future?

Lu Qun: New energy vehicles urgently need to expand by applying lightweight materials. “Lightness” is not a goal, but an approach. Only when car is light to a certain extent, the energy consumption can be reduced to a considerable level. The gradually accumulated quantitative changes can lead to the turning point of qualitative change.

New intelligence, our focus is not on the so-called intelligent driving, but on the Metaverse that everyone is talking about now, a brand-new smart cockpit, a combination of the real world and the virtual world. The core of the metaverse is actually the interaction and combination of the real physical world and the virtual world, and this fusion scene and a physical space, I think, are actually the smart cockpit in the car.

The Metaverse guides a brand new and clear direction for the smart cockpit. It is to use this concept to create a combination of real space and virtual space, instead of simple voice recognition or simply adding a few screens. We have signed a strategic cooperation agreement with Jingang Automobile Culture Development (Beijing) Co., Ltd. and Suzhou Creative Cloud Network Technology Co., Ltd. However, it will not be installed on the K20 at present, and it is still under development.

“21st Century”: With your new understanding of the new energy vehicle market, do you think the next 3 to 5 years will be a critical period for the auto industry to undergo a major reshuffle or re-ranking of seats? Could the next 10 years be life or death? Starting again, there may be really not much time left for Qiantu Auto.

Lu Qun: We are not pessimistic when there are opportunities. From a specific industry, I think it is indeed not a linear development, but there will be some rapid subversion.

The first car was developed 136 years ago, and in the past 136 years, there have been two major changes subverting the original ranking. The first was Henry Ford’s Model T assembly line operation in 1913, which shifted the entire focus from Europe to the United States, and the second was Toyota’s lean production in 1967, which shifted the focus of the auto industry to Japan.

Both of the changes are disruptive on the manufacturing side, not on the consumer side. After these two changes, is a third change coming now? I think there is.

I personally think this change will not come from electric, nor will it come from intelligence, it will still be a change in manufacturing. Electrification and intelligence are not enough to disrupt the automotive industry, but changes on the manufacturing side are disruptive.

Due to their high reliance on economies of scale, the traditional old players have formed the current manufacturing pattern—that is, the four major processes centered on steel. The world’s nearly 100 million vehicle production capacity now relies on the four major processes.

If steel is not used, will the production capacity of 100 million vehicles be completely scrapped, and then a new production capacity of 100 million vehicles will be built? If so, the industry will be truly reshuffled.

Materials are the foundation of manufacturing, and when materials change, everything will change. Volkswagen, Toyota and other big companies also feel the great impact brought by the applications of new materials. And they are also working hard to make this happen. If manufacturing is a big ship, the ship is quite big and is now slowly turning to a new direction. Electricity is not a revolution. Toyota, Ford, and Volkswagen are not bad at all in making electric vehicles, but they are not rushing to do it now, because there are still a lot of profits from fuel vehicles.

I believe it takes a long time for the auto industry which now manufactures 100 million vehicles annually be overturned and restarted. I don’t think it will be a matter of three or five years but there might be a turning point in a ten-year cycle from 2020 to 2030.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. CH-AUTO (referred herein as Qiantu Motor)’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, CH-AUTO’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside CH-AUTO’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”) between CH-AUTO and Mountain Crest Acquisition Corp. IV (Nasdaq: MCAF) (“Mountain Crest”); (2) the outcome of any legal proceedings that may be instituted against Mountain Crest and CH-AUTO following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Mountain Crest and CH-AUTO, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 pandemic on CH-AUTO’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain the listing of Pubco’s ordinary shares on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CH-AUTO to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that Mountain Crest or CH-AUTO may be adversely affected by other economic, business, and/or competitive factors; (12) risks relating to the uncertainty of the projected financial information with respect to CH-AUTO; (13) risks related to the organic and inorganic growth of CH-AUTO’s business and the timing of expected business milestones; (14) the amount of redemption requests made by Mountain Crest’s stockholders; and (15) other risks and uncertainties indicated from time to time in the final prospectus of Mountain Crest for its initial public offering and the proxy statement relating to the proposed business combination, including those under “Risk Factors” therein, and in Mountain Crest’s other filings with the SEC. Mountain Crest cautions that the foregoing list of factors is not exclusive. Mountain Crest and CH-AUTO caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Mountain Crest and CH-AUTO do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

For CH-AUTO TECHNOLOGY CORPORATION LTD.:

Qun Lu

Chairman and CEO

Building 4, AVIC International Industrial Park Area 1, Shijun North Street, Shunyi District, Beijing, China

For Mountain Crest Acquisition Corp. IV:

Dr. Suying Liu

Chairman, CEO, and CFO

311 W 43rd St, 12th Fl, New York, NY 10036, USA